

Rule 12g3-2(b) File No. 82-34680

December 22, 2005


<u>By Federal Express</u>

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
     Submission of Information Required Under Rule 12g3-2(b) of the
     Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

    On behalf of Sumitomo Corporation (the "<u>Company</u>"), I am furnishing
herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "<u>Rule</u>")
under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>").

    Enclosed herewith please find a copy of the following document:

1. Press Release dated December 22, 2005 [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487,   Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese Original.)

December 22, 2005

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No:8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept

Tel. +81-3-5166-3089

Notice concerning irrecoverable trade claims in respect of the Republic of Iraq

Sumitomo Corporation (the "Company") hereby announces that the Company has accepted the "Invitation to Tender for Exchange and Cancellation" that has been proposed by the Republic of Iraq on November 16, 2005 with regards to the reduction of trade debt and rescheduling of its payments.

As a result of this acceptance, approximately 22 billion Japanese yen trade claims of the Company without trade insurances, corresponding to 80% of the Company's total trade claims of approximately 27 billion yen (Principal: approximately 16 billion Japanese yen, Delinquency charges: approximately 11 billion Japanese yen), have become irrecoverable.

The Company does not foresee any adverse effect on the Company's operations and financial results, because the Company has already made adequate provision in its loss reserves for this reduction.